

Mail Stop 4631

May 2, 2018

Via E-mail
Mr. Jeffrey A. Martin
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re:** **Mueller Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2017**
> **Filed February 28, 2018**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2018**
> **Filed April 25, 2018**
> **File No. 1-6770**

Dear Mr. Martin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements, page 7

Note 1 – Recent Accounting Standards, page 7

1. We note your disclosure which states you adopted ASC 606 in the first quarter of 2018 and the adoption did not result in significant changes to the timing or nature of your revenue recognition. We also note the disclosure of the disaggregation of revenue from contracts with customers in Note 4. Please tell us your consideration of the other disclosures set forth in ASC 606-10-50 (e.g., explanations of your performance obligations, transaction price allocated to remaining performance obligations, transition,

etc.). We remind you of the guidance in Rule 10-01(a)(5) of Regulation S-X, which would elicit both annual and interim periods financial statement disclosures prescribed by new accounting principles and practices in each quarterly report in the year of adoption.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction